                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )

                               ADVENT SOFTWARE INC.
                    ---------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                    ---------------------------------------
                         (Title of Class of Securities)

                                    007974108
                               ------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G
CUSIP NO. 007974108
--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, ALBERTO W. VILAR and GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

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2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

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3)   SEC Use Only

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4)   Citizenship or Place of Organization

     See Item 4 of separate cover pages for Reporting Persons

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Number of Shares    (5)  Sole Voting Power                          None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    798,500 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                     None

                    (8)  Shared Dispositive Power

                    798,500 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     798,500 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

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11)  Percent of Class Represented
     by Amount in Row 9                                                   11.17%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                            IA, IN
     (See Instructions)

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                                  SCHEDULE 13G

CUSIP NO.   007974108

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification

     AMERINDO INVESTMENT ADVISORS INC.

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    797,500 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    797,500 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     797,500 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   11.16%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

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                                  SCHEDULE 13G

CUSIP NO.   007974108

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification

     AMERINDO INVESTMENT ADVISORS, INC.

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     Panama
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    1,000 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    1,000 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     1,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   0.01%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

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                                  SCHEDULE 13G

CUSIP NO.   007974108

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification

     ALBERTO W. VILAR

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of Shares
Beneficially Owned  (5)  Sole Voting Power                            None
by Each Reporting
Person with         (6)  Shared Voting Power

                    798,500 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                       None

                    (8)  Shared Dispositive Power

                    798,500 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     798,500 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   11.17%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IN
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   007974108

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification

     GARY A. TANAKA

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    798,500 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    798,500 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     798,500 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   11.17%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IN
     (See Instructions)

--------------------------------------------------------------------------------

Item 1.
------

     (a) The name of issuer as to whose securities this statement relates is Advent Software Inc. (the "Issuer").

     (b) The address of Issuer's principal place of business is 301 Brannan Street, San Francisco, CA 94107.


Item 2.
-------

     (a-c) This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), Alberto W. Vilar and Gary A. Tanaka (sometimes hereinafter collectively referred to as the "Reporting Persons"). Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Amerindo and Amerindo Panama are sometimes hereinafter collectively referred to as the "Advisor Entities."

           Each of the Advisor Entities is an investment advisor, and all of the subject securities have been purchased by the Advisor Entities (or, in the case of securities held, by the Plan) in the ordinary course of their respective businesses as investment advisors and not with the purpose of effecting changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. Because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms.

     (d-e) This statement is being filed as to the Common Stock of Advent Software Inc., Cusip Number 007974108.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
------
         check whether the person filing is a:

     (a-g) Inapplicable.

     (h) This statement is being filed jointly by the Reporting Persons, although each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act.

Item 4.  Ownership.
------   ---------

     (a-c) The following table sets forth for each of the Advisor Entities and for the Plan the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of November 30, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10Q for the Quarter ended September 30, 1996 (with beneficial ownership determined as set forth in Rule 13d-3 under the Exchange Act, but with beneficial ownership being expressly disclaimed). Messrs. Vilar and Tanaka, as the sole shareholders and directors of the Advisor Entities, share with each other investment and dispositive power as to all of the shares shown as owned by the Advisor Entities, who otherwise have sole investment and dispositive power with respect thereto, except that each client of the Advisor Entities has the unilateral right to terminate the advisory agreement with the Advisor Entity in question on notice which typically need not exceed 30 days.


Name                         No. of Shares                   Percent of Class
----                         -------------                   ----------------

Amerindo                         797,500                           11.16%

Amerindo Panama                    1,000                            0.01%

Alberto W. Vilar                 798,500                           11.17%

Gary A. Tanaka                   798,500                           11.17%

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Inapplicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         The subject shares are all owned by clients of the Advisor Entities or by the Plan. No such person's interest in the securities included in this report exceeds 5% of the class outstanding.

Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         -------

         Inapplicable.


Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

    (a-c) This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), Alberto W. Vilar and
Gary A. Tanaka (sometimes hereinafter collectively referred to as the "Reporting Persons"). Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Amerindo and Amerindo Panama are sometimes hereinafter collectively referred to as the "Advisor Entities."

           Each of the Advisor Entities is an investment advisor, and all of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. Because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients to act in the best interest of the beneficiaries thereof, there is no agreement between or among any of the Reporting Persons to act together with respect to the issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms.

     (d-e) This statement is being filed as to the Common Stock of Advent Software Inc., Cusip Number 007974108.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------


          Inapplicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                 SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

                                         AMERINDO INVESTMENT ADVISORS INC.,
                                         a California corporation


                                         By: /s/ Alberto W. Vilar
                                             -------------------------------
                                             ALBERTO W. VILAR, PRESIDENT


                                          AMERINDO INVESTMENT ADVISORS INC.,
                                          a Panama corporation


                                          By: /s/ Alberto W. Vilar
                                              ------------------------------
                                              ALBERTO W. VILAR, DIRECTOR


                                          By: /s/ Alberto W. Vilar
                                              ------------------------------
                                              ALBERTO W. VILAR

                                              /s/ Gary A. Tanaka
                                              ------------------------------
                                              GARY A. TANAKA

                                    EXHIBIT A

                               ADVENT SOFTWARE INC.

                                  COMMON STOCK

                                   007974108


We hereby agree that the within Statement on Schedule 13G regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                        AMERINDO INVESTMENT ADVISORS INC.,
                                        a California corporation

                                        By:  /s/ Alberto W. Vilar
                                            ------------------------------------
                                             ALBERTO W. VILAR, PRESIDENT

                                        AMERINDO INVESTMENT ADVISORS, INC.,
                                        a Panama corporation

                                        By:  /s/ Alberto W. Vilar
                                            ------------------------------------
                                             ALBERTO W. VILAR, DIRECTOR



                                        By: /s/ Alberto W. Vilar
                                            ------------------------------
                                            ALBERTO W. VILAR

                                            /s/ Gary A. Tanaka
                                            ------------------------------
                                            GARY A. TANAKA